

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2024

Fu Xiaowei
Chief Executive Officer
YY Group Holding Ltd.
60 Paya Lebar Road
#05-43 Paya Lebar Square
Singapore 409051

> **Re: YY Group Holding Ltd.**
> **Registration Statement on Form F-1**
> **Response dated March 12, 2024**
> **File No. 333-275486**

Dear Fu Xiaowei:

We have reviewed your written response letter and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 7, 2024 letter.

Response Letter Submitted March 12, 2024

General

1. We note your response to comment 3. Please expand your disclosure regarding the relationship between Zhang Fan and the Resale Shareholder, including the date on which the Resale Shareholder received the shares, the value of the shares, and the percentage of Zhang Fan's total beneficial interest in the company that the shares represented prior to being transferred to the Resale Shareholder.

    We also note that Zhang Fan sought the expertise of the Resale Shareholder "in a personal capacity," and that the services provided to her by the Resale Shareholder included "advice on internal control procedures, board-level guidance, goal alignment, succession planning, leadership development, stakeholder management. . . and coordination with relevant personnel." Please explain how advice on such matters constitutes advice to

Zhang Fan "in a personal capacity" as opposed to in connection with her role as a director of the board of the company and spouse of the Chairman/CEO of the company.

Finally, please revise your registration statement to disclose VCQ's role as your IPO Consultant, including the material terms of your agreement with VCQ, the services and consideration provided in accordance with such agreement, whether VCQ is a related party, and the manner in which you became acquainted with and retained VCQ.

For further guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 612.09.

Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services